SECUF 03013086 IMISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C.

SEC FILE NUMBER
8-33475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RODGERS BROTHERS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 WOOD STREET 7TH FLOOR
(No. and Street)

PITTSBURGH	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK RODGERS (412) 281 1940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SISTERSON AND COMPANY LLP
(Name – *if individual, state last, first, middle name*)

2101 GRANT BUILDING	PITTSBURGH	PA	15219 2300
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

I, MARK RODGERS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RODGERS BROTHERS INC., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

Notarial Seal
Denise R. Rodgers, Notary Public
Pittsburgh, Allegheny County
My Commission Expires May 29, 2004
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐na (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐na (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐na (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐na (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐na (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐na (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SISTERSON
STRATEGIES FOR BUSINESS

2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

Board of Directors
Rodgers Brothers, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rodgers Brothers, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sisterson & Co., LLP

January 31, 2003

AUDITED FINANCIAL STATEMENTS

RODGERS BROTHERS, INC.

Years ended December 31, 2002 and 2001

SISTERSON
STRATEGIES FOR BUSINESS

2101 Grant Building
Pittsburgh, Pennsylvania
15219-2300

Phone 412.281.2025
Fax 412.338.4597
Web www.sisterson.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Rodgers Brothers, Inc.

We have audited the accompanying statements of financial condition of RODGERS BROTHERS, INC. as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodgers Brothers, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sisterson & Co. LLP

January 31, 2003

RODGERS BROTHERS, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
Cash	$ 107,207	$ 72,152
Receivable from clearing organization	32,081	40,681
Receivables from investment advisory customers	71,584	44,073
Other receivables	--	271
Securities owned (Note 3)		
Marketable	13,938	83,222
Other	80,519	55,100
Cash deposit with clearing organization	24,950	25,000
Furniture and equipment, at cost less accumulated depreciation of $28,842 and $25,713	5,754	11,507
	$ 336,033	$ 332,006
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accrued expenses	$ 18,381	$ 31,717
Shareholders' equity		
Common stock, $1 par value; 10,000 shares authorized; 980 shares issued and outstanding	980	980
Additional paid-in capital	134,672	134,672
Retained earnings	182,000	164,637
Total shareholders' equity	317,652	300,289
	$ 336,033	$ 332,006

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF OPERATIONS

	Year ended December 31, 2002	Year ended December 31, 2001
Revenues		
Commissions, net of clearing costs	$ 503,665	$ 745,097
Investment advisory fees	248,202	153,765
Net dealer inventory and investment gains (losses)	(48,230)	15,422
Private placement fee (Note 8)	15,000	11,000
Interest and dividends	7,100	3,533
Oil and gas royalties	2,274	--
	728,011	928,817
Expenses		
Employee compensation and benefits	485,188	616,923
Communications	66,982	66,589
Occupancy and equipment rental	52,103	48,921
Other operating expenses	92,509	92,590
Interest expense	1,227	278
	698,009	825,301
Income before provision for income taxes	30,002	103,516
Provision for income taxes (Note 5)	12,639	19,520
Net income	$ 17,363	$ 83,996

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years ended December 31, 2002 and 2001

	Common stock	Additional paid-in capital	Retained earnings	Total shareholders' equity
Balance, January 1, 2001	$ 980	$ 134,672	$ 80,641	$ 216,293
Net income	--	--	83,996	83,996
Balance, December 31, 2001	980	134,672	164,637	300,289
Net income	--	--	17,363	17,363
Balance, December 31, 2002	$ 980	$ 134,672	$ 182,000	$ 317,652

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.

STATEMENTS OF CASH FLOWS

		Year ended December 31,		
		2002		2001
Cash flows from operating activities				
Net income	$	17,363	$	83,996
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation		4,870		3,621
Increase (decrease) in cash from changes in				
Receivable from clearing organization		8,600		2,854
Receivables from investment advisory customers		(27,511)		(15,609)
Marketable securities		69,284		(17,432)
Cash deposit from clearing organization		50		--
Accrued expenses		(13,336)		23,800
Other		271		(271)
Net cash provided by operating activities		59,591		80,959
Cash flows from investing activities				
Proceeds from sale of furniture and equipment		883		--
Purchases of furniture and equipment		--		(8,065)
Purchases of other securities		(25,419)		(35,000)
Net cash used in investing activities		(24,536)		(43,065)
Net increase in cash		35,055		37,894
Cash, beginning of year		72,152		34,258
Cash, end of year	$	107,207	$	72,152
Supplemental disclosure of cash flow information				
Cash paid for income taxes	$	19,265	$	--
Cash paid for interest	$	1,227	$	278

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND HISTORY

Rodgers Brothers, Inc. (the Company) is a general securities broker-dealer that clears customer transactions through another broker-dealer (clearing organization) on a fully disclosed basis. The Company provides agency transaction services and manages investment advisory accounts for its clients. The Company's clients are predominantly retail investors and small institutions.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Commissions, net of clearing fees, are recorded on a trade date basis. Investment advisory fees are recorded as of the end of each quarter for services performed that quarter.

Investments

Securities transactions are recorded on a trade date basis.

Marketable securities at December 31, 2002 and 2001 consist of U.S. government securities, corporate bonds, corporate stocks, and purchased options and are reported at market value. Net realized and unrealized gains and losses resulting from the difference between the acquisition cost of securities or premiums paid for purchased options and the selling price or market value is included in revenue from net dealer inventory and investment gains (losses).

Other securities at December 31, 2002 and 2001 consist of certificates of deposit, partnership interests and NASD warrants and are stated at cost, which approximates fair value. NASD warrants consist of warrants to purchase 6,000 shares of The NASDAQ Stock Market, Inc. at an exercise price increasing from $13.00 per share in 2002 to $16.00 per share in 2006 (year of expiration).

Deposit with clearing organization

This deposit is to protect the clearing organization from potential losses on customer accounts introduced by the Company and is not available for operations or other use.

Cash

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Furniture and equipment

Furniture and equipment are depreciated on the straight-line method over estimated useful lives of 5 to 12 years.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses.

NOTE 3 - SECURITIES OWNED

Marketable securities at quoted market values consist of the following at December 31:

	2002	2001
Corporate bonds	$ 12,750	$ 22,000
Corporate stocks	733	9,800
U.S. government obligations	455	51,422
	$ 13,938	$ 83,222

Other securities at cost, which approximates fair value, consist of the following at December 31:

	2002	2001
Investment in limited partnerships	$ 50,000	$ 25,000
NASD warrants	20,100	20,100
Certificates of deposit	10,419	10,000
	$ 80,519	$ 55,100

RODGERS BROTHERS, INC.

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $166,740, which was $66,740 in excess of its required minimum net capital of $100,000. At December 31, 2002, the Company's net capital ratio was 9.07 to 1.

NOTE 5 - PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following for the years ended December 31:

	2002	2001
Federal income tax	$ 7,602	$ 12,375
State income tax	5,037	7,145
	$ 12,639	$ 19,520

The 2002 income tax provision differs from the expense that would result from applying federal and state statutory tax rates to income before income taxes because certain expenses are not deductible.

NOTE 6 - RETIREMENT PLAN

The Company sponsors a profit sharing plan covering all employees who have attained the age of 21 and completed at least one year of service. The Company's contributions to the plan are discretionary. During 2002 and 2001, the Company's contributions to the plan were $0 and $10,000, respectively.

NOTE 7 - COMMITMENTS

The Company leases its office space under an operating lease which expires on August 31, 2007. The lease is non-cancelable through August 31, 2004. Total rental expense for office space was $47,233 in 2002 and $45,300 in 2001.

NOTE 7 - COMMITMENTS (continued)

Future minimum rental payments at December 31, 2002 under this lease are as follows:

2003	$	51,100
2004		34,067
	$	85,167

The Company also leases office equipment pursuant to an informal agreement with an entity whose owners are shareholders of the Company. The lease is classified as an operating lease. Rent expense totaled $10,000 and $8,500 for 2002 and 2001.

NOTE 8 - RELATED PARTY TRANSACTION

During 2002 and 2001, the Company earned a 4% fee for the private placement of interests in limited partnerships. The managing general partner of the limited partnership and the shareholders of the Company are related.

SUPPLEMENTARY INFORMATION REQUIRED BY

RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMISSION

RODGERS BROTHERS, INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

Net capital		
Total shareholders' equity	$	317,652
Deduct shareholders' equity not allowable for net capital		--
Total shareholders' equity qualified for net capital		317,652
Add		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
B. Other (deductions) or allowable credits		--
Total capital and allowable subordinated liabilities		317,652
Deductions and/or charges		
A. Non-allowable assets-furniture and equipment, net, receivables from investment advisory customers, NASD warrants, and investment in oil and gas limited partnership		(147,438)
Net capital before haircuts on securities positions		170,214
Haircuts on securities		
A. Contractual securities commitments		--
B. Securities collateralizing secured demand notes		--
C. Trading and investment securities		
1. Equity		(3,075)
2. Certificates of deposit		(52)
3. Undue concentrations		(347)
Net capital	$	166,740
Aggregate indebtedness		
Items included in statement of financial condition		
Accrued expenses	$	18,381
Computation of basic net capital requirement		
A. Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	1,225
B. Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of A. or B.)	$	100,000
Excess net capital	$	66,740
Ratio: Net capital to aggregate indebtedness	$	9.07 to 1

A reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2002 is not included because there is no material difference between the Company's computation and the computation above.

RODGERS BROTHERS, INC.

Schedule II

EXEMPTIVE PROVISION UNDER RULE 15c3-3

An exemption from Rule 15c3-3 is claimed based on Section (k)(2)(ii). Rodgers Brothers, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis.